FEDERAL LIFE INSURANCE COMPANY

[3750 WEST DEERFIELD ROAD ● RIVERWOODS, ILLINOIS 60015]

[1-800-233-3750 ● www.federallife.com ● service@federallife.com]

Hospital, Nursing Home, and Terminal Illness

Waiver of Surrender Charges Rider

The Company issued this Rider as a part of the Contract. If there are any conflicts between this Rider and the Contract, the provisions of this Rider will prevail. This Rider is effective as of the Issue Date. It provides for the waiver of all surrender charges incurred while you are confined to a Hospital or Nursing Home or if you are diagnosed with a Terminal Illness. The benefit eligibility date for the Rider Benefit for Hospital or Nursing Home Confinement is the first contract anniversary. The benefit eligibility date for the Rider Benefit for Terminal Illness is the Issue Date. This rider is subject to the conditions and limitations below. There is no charge for this Rider. This Rider terminates upon our receipt of your written request to terminate it or upon Contract termination, if sooner.

Terms and Definitions

Hospital. The Hospital must be licensed by the state in which it operates and must be in compliance with all relevant laws. It must maintain and use a laboratory, X-Ray equipment, and an operating room on its premises. If not, it must have access to these facilities in a pre-arranged contract. A Hospital will provide overnight care for sick or injured people under the care of a licensed physician. It will provide 24-hour-a-day nursing service by or under the supervision of a registered professional nurse. A Hospital is not:

•	a Nursing Home;

•	a facility that primarily treats persons who are chemically dependent or mentally ill;

•	a home for the aged;

•	a community living center; or

•	a place that primarily provides services in the absence of medical necessity.

Nursing Home. A skilled nursing facility, an intermediate care facility, or a custodial care facility. The Nursing Home must be licensed by the state in which it operates and must be in compliance with all relevant laws. The Nursing Home may not be owned or operated by you or by your Immediate Family. A Nursing Home is not:

•	a Hospital;

•	a facility that primarily treats persons who are chemically dependent or mentally ill;

•	a home for the aged;

•	a community living center; or

•	a place that primarily provides services in the absence of medical necessity.

Terminal Illness. A Terminal Illness is a medical condition which is expected to result in a life expectancy of twelve (12) months or less. It must be certified by a licensed physician.

Immediate Family. Your spouse, children, parents, grandparents, grandchildren, siblings and in-laws.

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Medically Necessary. A course of treatment that is appropriate and is consistent with the diagnosis. Such treatment must conform to accepted standards of practice. In the absence of such treatment, the individual’s condition is expected to worsen.

Rider Benefits

Rider Benefit. We will waive the Surrender Charges on a full or partial surrender of your Contract Value, if the requirements in either provision below are met on the date that the surrender is made.

1)

Hospital or Nursing Home Confinement. In the event that you are confined to a Hospital or a Nursing Home, you may make a full or partial surrender of your Contract Value without incurring any Surrender Charges. The Rider Benefit for Hospital or Nursing Home Confinement is not available during the first Contract Year. You are eligible for the Rider Benefit if the following conditions are met:

•	Your confinement begins after the Issue Date;

•	You are confined at the time of the surrender request and the surrender request is made after the 1st Contract Anniversary;

•	You have been confined at least 90 consecutive days;

•	Your confinement is Medically Necessary; and

•	You provide to us, in writing, a request for Rider Benefits with proof that you meet these conditions.

2)

Terminal Illness. In the event that you are diagnosed with a Terminal Illness, you may make a full or partial surrender of your Contract Value without incurring any Surrender Charges. You are eligible for the Rider Benefit if the following conditions are met:

•	Your Terminal Illness must be first diagnosed by a certified physician after the Issue Date;

•	The physician certifying the Terminal Illness cannot be a party to the contract or a member of your Immediate Family; and

•	You provide to us, in writing, a request for Rider Benefits with proof that you meet these conditions.

Your eligibility for Rider Benefits continues for as long as you satisfy the conditions.

If your request for benefits under this Rider is denied by us, then the surrender proceeds will not be disbursed until you are notified of the denial and provided with the opportunity to accept or reject the surrender proceeds, including any surrender charges.

Termination

This Rider will terminate on the earliest of:

•	The date we receive your written request to terminate the Rider;

•	The date the Contract terminates;

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•	The Change of Owner date; or

•	The date the Contract is Assigned.

Termination will not prejudice the waiver of any Surrender Charge while the benefit is in force.

Signed for the Company by:

/s/ Judy A. Manning Secretary	/s/ William S. Austin President

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